K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

ALAN P. GOLDBERG

312.807.4227

ALAN.GOLDBERG@KLGATES.COM

December 23, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Kay-Mario Vobis, Senior Counsel

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	PowerShares Actively Managed Exchange-Traded Fund Trust II, et al. (File No. 812-14319); Request for Withdrawal of Application for Exemptive Order

Dear Mr. Vobis:

On behalf of PowerShares Actively Managed Exchange-Traded Fund Trust II (the “Trust”), Invesco PowerShares Capital Management LLC (the “Adviser”) and Invesco Distributors, Inc. (the “Distributor,” and collectively with the Trust and the Adviser, the “Applicants”), we submitted on June 5, 2014 an application (the “Application”) seeking an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act, under Sections 6(c) and 17(b) of the Act that would grant an exemption Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. After discussing the Application with the Staff of the Securities and Exchange Commission (the “Commission”), we are writing on behalf of the Applicants to respectfully request that the Commission consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please do not hesitate to contact the undersigned at 312-807-4227.

Sincerely,

/s/ Alan P. Goldberg

Alan Goldberg

cc:	Invesco PowerShares Capital Management LLC

Anna Paglia

Andrew Schlossberg

John Zerr

K&L Gates LLP

Eric Purple